EXHIBIT 99.1

CONTACT

Edward Wong, Chief Financial Officer

011-852-2810-7205 or cfo@chnr.net

FOR IMMEDIATE RELEASE

CHINA NATURAL RESOURCES DISPOSES OF 40% EQUITY INTEREST IN MARK FAITH

HONG KONG, January 6, 2009 – CHINA NATURAL RESOURCES, INC. (NASDAQ: CHNR), a company based in the People’s Republic of China, today announced that on December 30, 2008, it completed the disposition of a 40% equity interest in Mark Faith Technology Development Limited (“Mark Faith”) to an unrelated third party, Joysight Limited (the “Purchaser”), for a purchase price of US$14,000,000. The purchase price is evidenced by a promissory note executed and delivered by the Purchaser which bears interest at the rate of 5% per annum and matures on June 30, 2009. Prior to the disposition, Mark Faith was a wholly owned subsidiary of the Company which, through its wholly owned subsidiary Bayannaoer City Feishang Copper Company Limited, engages in the smelting and refining of copper in Inner Mongolia, the PRC.

Mr. Li Feilie, Chairman and CEO of China Natural Resources, Inc. commented: “Mark Faith was originally acquired by the Company in March 2008 for consideration of RMB24,252,464 (approximately US$3,300,000). The profitable disposition of a 40% equity interest in Mark Faith will further enhance our working capital base and our strategy to focus on our upstream coal and nonferrous metal businesses.”

This press release includes forward-looking statements within the meaning of federal securities laws. These forward-looking statements are based upon assumptions believed to be reliable, but involve risks and uncertainties that may cause actual results of operations to differ materially from the forward-looking statements. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results of the Company, uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China, risks and hazards associated with the Company’s mining activities, uncertainties associated with ore reserve estimates, uncertainties associated with metal price volatility, uncertainties associated with the Company’s reliance on third-party contractors and other risks detailed from time to time in the Company’s Securities and Exchange Commission filings. Although the Company’s management believes that the expectations reflected in forward-looking statements are reasonable, it can provide no assurance that such expectations will prove to be accurate.